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                                                                      EXHIBIT 20



                     RADIANCE MEDICAL SYSTEMS COMPLETES SALE
                        OF VASCULAR ACCESS BUSINESS UNIT
                         TO ESCALON MEDICAL CORPORATION


         Irvine, CA -- Friday, January 22, 1999 -- Radiance Medical Systems, Inc., (formerly Cardiovascular Dynamics, Inc.) (Nasdaq: CCVD) today said it has sold the assets and operations of its Vascular Access Business Unit to Escalon Medical Corporation. The company entered into a letter of intent to sell the business unit in October 1998.

         "The completion of this transaction truly represents a win-win situation for both companies," said Michael R. Henson, Chairman of Radiance Medical Systems. "The Vascular Access Business Unit provides growth and diversification opportunities for Escalon in target niche markets. For Radiance, it enables us to better focus our resources on innovative technologies aimed at the interventional cardiology market. To this end, with the recently approved combination of Radiance Medical Systems and CardioVascular Dynamics, we expect to capitalize on the growing interest in radiation therapy for the treatment of restenosis, considered by many thought leaders to be among the most promising technologies in the cardiovascular field."

         Under the terms of the agreement, Radiance will receive an initial payment, a second payment upon the transferring of the assets and technology, and royalties on net sales of the former Radiance products for a period of five years. Further terms were not disclosed.

         The Vascular Access technology involves the use of a tiny Doppler ultrasound circuit placed at the tip of a specially-designed vascular access needle on a catheter.

         Founded in 1987, Escalon develops, markets and distributes ophthalmic surgical and pharmaceutical products which provide a base of positive cash flow to fund a targeted research and development effort. The company utilizes strategic partnerships to help finance its development programs and is also seeking acquisitions to further diversify its product line to achieve critical mass in sales and take better advantage of the company's distribution capabilities. Escalon has headquarters in Wayne, Pa. and manufacturing operations near Milwaukee, Wisconsin.

         Radiance Medical Systems, Inc., develops peripheral and coronary stents, coronary stent delivery systems, balloon dilatation catheters for coronary and peripheral vascular use, and site-specific delivery catheters for the delivery of radiation to prevent restenosis following the interventional treatment of atherosclerosis.